Exhibit 99.1

Yandex to acquire

Uber’s interest in the FoodTech, Delivery and Self-Driving Businesses; receives a call option to acquire Uber’s remaining interest in Mobility businesses

Yandex will own 100% of Yandex Eats, Lavka, Delivery and Self-Driving Group businesses

Yandex and employees will increase share in mobility-focused MLU to approximately 71%

Yandex receives a call option to acquire Uber’s remaining stake in MLU at an agreed price over a two-year period

Moscow, Amsterdam, August 31, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, announces that it has entered into a binding agreement with Uber to restructure the ownership of their joint ventures, MLU B.V. (“MLU”) and Yandex Self-Driving B.V. (“SDG”).

Under this agreement, for total consideration of $1.0 billion in cash, Yandex will receive:

●	Uber’s 33.5% indirect interest in Yandex.Eats, Yandex.Lavka and Yandex.Delivery, giving Yandex 100% ownership in all three businesses;
●	Uber’s 18.2% interest in Yandex Self-Driving Group (SDG), giving Yandex 100% ownership in the business; and
●	An additional 4.5% interest in the newly restructured MLU, which will focus on mobility businesses, giving Yandex and its employees a total of approximately 71% ownership in the joint venture. This includes:
o	approximately 68.3% ownership of Yandex and management in the joint venture; and
o	approximately 2.8% reserved for employee equity incentive program of MLU.

In addition, Yandex receives a two-year American call option to acquire the remaining 29% of Uber’s interest in the newly restructured MLU at a strike price of $1.8 billion, subject to agreed increases over the option period -- going up to approximately $2.0 billion if exercised in September 2023. The newly restructured MLU will continue to focus on mobility businesses, including ride-hailing and car-sharing.

Yandex will also get an extension of the current license for the exclusive right to use the Uber brand in Russia and certain other countries until August 2030, assuming exercise of the option.

“Since we started our partnership with Uber in 2018, we’ve been able to create and rapidly develop a number of successful businesses -- all of them are highly synergetic to our e-commerce initiative and to the entire Yandex ecosystem. The consolidation of these businesses puts us in a great position to further increase strategic management flexibility, while creating new substantial growth potential for our businesses and cross-platform consumer benefits over the years to come, allowing us to unlock new sources of value for our shareholders,” said Tigran Khudaverdyan, Deputy CEO of Yandex.

The transaction will be implemented in two stages:

●	Stage 1: Acquisition of 4.5% of MLU and 18.2% in SDG (expected to be closed by the end of the third quarter 2021).
●	Stage 2: Demerger of Yandex.Eats, Yandex.Lavka and Yandex.Delivery from MLU and subsequent acquisition of Uber’s interest in these businesses (expected to be completed by the end of 2021).

The transaction has been approved by the Boards of Directors of Yandex and Uber. Shareholder approval is not required. The approval of Yandex’s Class A shareholders may be required for the purchase of Uber’s remaining interest in MLU pursuant to the call option. The transaction is not subject to antitrust or other regulatory approvals.

Yandex.Eats is Yandex’s food and grocery delivery service, available in over 170 cities in Russia and the CIS and offering 30-60 minute delivery from over 35 thousand restaurants and over 2,900 stores. Yandex.Eats GMV grew 102% year-on-year in 2020 and 85% year-on-year in 1H 2021.

Yandex.Lavka is Yandex’s hyperlocal convenience store delivery model, offering 15-minute delivery from over 360 dark stores across Russia and Israel. Launched in late 2019, the service generated 11 billion rubles GMV in 2020 and 12 billion rubles GMV in 1H 2021.

Yandex.Delivery is the last mile logistics solution, offering on-demand delivery services to individuals, SMBs and over 20 thousand large businesses across Russia and the CIS. This asset light business model provides access to the large, fragmented and fast-growing last-mile delivery market. The business is currently focusing on same-day and next day delivery products. In June 2021, Yandex.Delivery completed over 200 thousand daily deliveries and expects to reach one million daily deliveries in 2023. Yandex.Delivery GMV exceeded 20 billion rubles in 1H 2021.

Yandex Self-Driving Group is Yandex’s autonomous driving technology unit, which has been developing proprietary self-driving technology since 2017. As of today, Yandex’s autonomous vehicle fleet has 170 cars, which have driven over 8 million autonomous miles on public roads in various weather and road conditions in three countries - Russia, Israel and the United States. Since late 2019, the company has also been developing its own delivery robot, Yandex.Rover, aimed at the autonomous delivery of small and medium-sized packages. Yandex.Rovers are already delivering orders from stores and restaurants to customers in Russia and the United States, where we recently announced partnership with Grubhub to provide food delivery services in college campuses across the US.

Forward-looking statements

This press release contains forward looking statements within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the expected timing, effects, costs and anticipated benefits of our proposed transaction with Uber and other statements identified by words such as “could”, “expects”, “intends”, “may”, “plans”, “potential”, “should”, “will”, “would”, or similar expressions and the negatives of those terms. Forward-looking statements are not promises or guarantees of future performance, and are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in such forward-looking statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the risks related to completing complex transactions, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020.

About Yandex

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 36 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:

Investor Relations

Yulia Gerasimova, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy, Asya Panoyan

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.com